UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On September 13, 2024, we entered into a Placement Agency Agreement (the “Agreement”) with ThinkEquity LLC (the “Placement Agent”), pursuant to which we agreed to issue and sell directly to investors, in a best efforts offering (the “Offering”), an aggregate of 3,400,000 of our common shares, no par value, at an offering price of US$1.00 per common share.

The Offering closed on September 16, 2024. We received gross proceeds of US$3,400,000 in connection with the Offering, before deducting Placement Agent fees and other Offering expenses payable by the Company. We intend to use the net proceeds from this offering for general corporate purposes and working capital, including for inventory management, general and administrative expenses and prosecuting patent applications relating to our E-Motion™ electric powertrain technology. We anticipate using a portion of the net proceeds from this offering for payment of a waiver of a “tail” and right of first refusal pursuant to a prior financing.

The 3,400,000 common shares sold in the Offering were offered and sold pursuant to a registration statement on Form F-3 (File No. 333-267893), which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2022, and was declared effective, as amended, by the Commission on December 21, 2022.

As part of its compensation for acting as Placement Agent for the Offering, we paid the Placement Agent a cash fee of 7.5% of the aggregate gross proceeds and also agreed to issue to the Placement Agent warrants to purchase 170,000 common shares (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of five years commencing September 13, 2024, are exercisable commencing March 13, 2025, and have an exercise price of US$1.25 per common share. The Placement Agent Warrants, and the common shares issuable upon exercise thereof, will be issued in reliance on the exemption from registration provided in Section 4(a)(2) under the Securities Act of 1933, as amended.

The representations, warranties and covenants contained in the Agreement were made solely for the benefit of the parties to the Agreement. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the Placement Agent Warrants and Agreement are not complete and are qualified in their entirety by references to the full text of the form of Placement Agent Warrant and Agreement which are filed as Exhibit 4.1 and Exhibit 10.1, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

The Canadian legal opinion, including the related consent, of Dentons Canada LLP relating to the issuance and sale of the common shares is filed as Exhibit 5.1 hereto.

Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K regarding the Placement Agent Warrants and the shares issuable thereunder are hereby incorporated by reference.

Other Events.

On September 13, 2024, we issued a press release announcing the pricing of the Offering.

On September 16, 2024, we issued a press release announcing the closing of the Offering.

General

The information contained in this report on Form 6-K of the Company, except for the press releases furnished herewith as Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Form of Placement Agent Warrant Agreement

5.1	Opinion of Dentons Canada LLP

10.1	Placement Agency Agreement

23.1	Consent of Dentons Canada LLP (included in Exhibit 5.1)

99.1	Press Release, dated September 13, 2024

99.2	Press Release, dated September 16, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: September 16, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer